UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Salix Pharmaceuticals, Ltd.

(Exact Name of Registrant as Specified in Charter)

Delaware	000-23265	94-3267443
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification Number)

8510 Colonnade Center Drive Raleigh, NC	27615
(Address of Principal Executive Offices)	(Zip Code)

William Bertrand, Jr., Senior Vice President and General Counsel	(919) 862-1000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.02 Conflict Minerals Disclosure and Report

This Specialized Disclosure Report on Form SD of Salix Pharmaceuticals, Ltd. (“Salix” or the “Company”) for the year ended December 31, 2013 is presented pursuant to Rule 13p-1 under the Securities Exchange Act of 1934. The Securities and Exchange Commission adopted Rule 13p-1 to implement reporting requirements relating to use of certain “conflict minerals” under the Dodd-Frank Wall Street Reform and Consumer Protection Act. Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, and tungsten (collectively, “conflict minerals”).

Company Overview

The Company is a specialty pharmaceutical company dedicated to acquiring, developing and commercializing prescription drugs and medical devices used in the treatment of a variety of gastrointestinal diseases, which are those affecting the digestive tract. Currently, the Company markets 22 products.

Company Products

The Company conducted a review of its products and product components to determine which, if any, may be subject to the disclosure requirements of Rule 13p-1. This review was conducted by an internal, multi-disciplinary working group, including subject matter experts from manufacturing, quality assurance, and the Company’s supply chain. As a result of this analysis, the working group concluded that, except as described below, the Company’s products did not contain conflict minerals.

The working group first requested that Salix’s Director of Formulation Development conduct an assessment of the active pharmaceutical ingredients (“API”) and excipients in the formulas for each of the Company’s products. Following this review, the Director of Formulation Development determined that none of the APIs or the excipients for any of Salix’s products contained conflict minerals.

The Company owns no manufacturing facilities and relies entirely on third parties to manufacture its products. Therefore, to determine whether the non-active ingredients or other components in the Company’s products contained conflict minerals necessary to the functionality of its products, the working group engaged in discussions with the Company’s suppliers and reviewed supplier contracts, invoices, new drug applications and other materials describing the Company’s products that had been submitted to the Food and Drug Administration (the “FDA”) as part of the approval process. The working group also conducted an internally developed web-based survey of all of its suppliers to determine whether conflict minerals are contained in any products or components of products they supply to the Company for use in the Company’s products. The survey contained questions regarding the existence of conflict minerals in the supplier’s supplied materials, whether conflict minerals were necessary to the functionality or production of the materials provided by the supplier and whether the conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”). The Company distributed the survey to all of its drug product suppliers and received completed surveys from all of the suppliers surveyed.

After the survey responses were reviewed, the working group requested additional information from suppliers of two of Salix’s products — the Relistor pre-filled syringe and Solesta. The working group determined that the Relistor pre-filled syringe contains “ultra-low” tungsten in the syringe that is necessary to administer the product and, thus, to its functionality. Accordingly, the working group sent a survey directly to the syringe supplier. For additional information on this survey, please see “Reasonable Country of Origin Inquiry” below.

The other product, Solesta, contains hypodermic needles for injection of one of the Company’s medical devices. Although the Solesta supplier indicated in its survey response that its products did not contain conflict minerals, the Company asked this supplier to confirm its conclusion with the third party supplier of the hypodermic needles that are used in the Solesta product. Despite repeated requests from the Solesta supplier to the needle supplier, the working group has not received a response to its requests for information regarding whether the Solesta supplier’s needles contain conflict minerals. The Company expects that the working group will continue its efforts to obtain a response from the Solesta supplier and plans to include information about these efforts in its next Form SD. The Company is not aware of any other information that gives it reason to believe that the Solesta supplier’s needles contain conflict minerals that originate in a Covered Country. However, the Company cannot rule out the possibility that the Solesta supplier’s needles contain conflict minerals that originated in the Covered Countries.

Reasonable Country of Origin Inquiry

After concluding that the Company’s Relistor pre-filled syringe contained “ultra-low” tungsten in the syringe, the working group prepared an additional questionnaire based on the EICC-GeSI conflict minerals reporting template to determine whether there was reason to believe that the tungsten present in the needle originated in a Covered Country. The working group contacted the syringe supplier directly, which is based in the United States, for assistance in identifying the smelter that processed the tungsten.

The working group has repeatedly followed up with the syringe supplier regarding the questionnaire, but has not yet received a written response. The Company expects that the working group will continue its efforts to obtain a response from the syringe supplier during the 2014 reporting period and plans to include information about these efforts in its next Form SD. Although the Company did not receive a definitive response from the syringe supplier, it is not aware of any other information that gives it reason to believe that the tungsten may have originated in the Covered Countries. However, the Company cannot rule out the possibility that the tungsten originated in the Covered Countries.

Steps to be Taken in Calendar 2014

Among other things, the Company expects to take the following steps to improve the quality of information it receives from suppliers and to further mitigate the risk that necessary conflict minerals in products the Company manufacturers or contracts to manufacture benefit armed groups in the Covered Countries:

•	further engage with the Company’s suppliers to improve the completeness and accuracy of the information provided to it;

•	continue to pursue additional information from suppliers of the syringes used in the Company’s Relistor pre-filled syringes and Solesta products that have not responded to the Company’s earlier inquiries; and

•	proactively analyze whether any conflict minerals are present in any new products that the Company develops or acquires.

A copy of this form is publicly available on the Company’s website at www.salix.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SALIX PHARMACEUTICALS, LTD.

	By:	/s/ William Bertrand, Jr.
Date: June 2, 2014	Name:	William Bertrand, Jr.
	Title:	Senior Vice President and General Counsel